

August 19, 2013

<u>Via E-Mail</u>
Dr. Rui Feng
Chief Executive Officer
Silvercorp Metals, Inc.
Suite 1378-200 Granville Street
Vancouver, BC Canada V6C 154

> **Re: Silvercorp Metals, Inc.**
> **Form 40-F for Fiscal Year Ended March 31, 2012**
> **Filed June 29, 2012**
> **File No. 001-34184**

Dear Dr. Feng:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining